EXHIBIT 99.1

       GIVEN IMAGING FOURTH QUARTER 2005 EARNINGS RESULTS CONFERENCE CALL

                           Wednesday, February 8, 2006
                                  9:00 a.m. ET

OPERATOR: Good morning and welcome, ladies and gentlemen, to the Given Imaging
     Fourth Quarter and 2005 Results conference call. Before we begin, I'd like to read the following regarding forward-looking statements.

     During the course of this conference call the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging. We wish to caution you that such statements reflect only the company's current expectations and that actual events or results may differ materially.

     You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company's annual report on Form 20-F filed March 25, 2005.

     The company undertakes no obligation to update any projections or forward-looking statements in the future. At the request of the company, we will open the conference for questions and answers after the presentation. I will now turn the call over to Gavriel Meron, President and CEO of Given Imaging. Please go ahead.

GAVRIEL MERON: Thank you Gwen.

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     Good morning everyone and thank you for joining us for our fourth quarter and year end 2005 call. Joining me on today's call is Yuval Yanai, our Chief Financial Officer. I'd like to remind everyone that a copy of our press release and the detailed financial information that we previously provided during our call is available on the investor relations section of our website.

     We are pleased to report once again that we had a record quarter with sales of $24.4 million closing a record year with sales of $86.8 million up 34% over last year. EPS was also strong at $.12 per share in the fourth quarter and $.21 per share for the full year.

     Our installed base has reached almost 3,000 systems world wide, of which 1,800 units are in the United States. We now have a solid footprint in the United States, but there is still potential for significant growth in the U.S. as well as worldwide.

     Profitability at the operating level was almost three times higher than last year moving from $800,000 operating profit in the fourth quarter of 2004 to approximately $2.3 million for the fourth quarter of 2005.

     Our focus in the second half of the year and specifically in the fourth quarter has been to increase the level of utilization in the United States. To achieve this, we have implemented several initiatives that were aimed at reviving the very slow utilization accounts on the one hand, and on the other hand to push our major accounts to maximize their utilization based on following ICCE consensus guidelines. Our intrinsically high gross margin allowed us to implement initiatives, without getting into the details of them for competitive reasons, which drove the increase in utilization. Hopefully this increase in utilization can be sustained beyond this quarter. Even with these initiatives, our gross margin for the quarter was 75.4%, significantly higher than the 70.4% gross margin for the same period of last year.

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     The success of these initiatives made it very clear to us that in order to change physician behavior we need to spend far more time than ever before at the physician's office. As a result, we decided to increase significantly the number of territory managers in the US from 40 to 60. Many of these new hires have already been trained in January and participated in our national sales meeting just two weeks ago. This increase in territory managers will allow us to spend far more time with each individual account.

     As a result of these initiatives, we were pleased to see the utilization in the U.S. ticked up to an average of 1.4 capsules per week per workstation from 1.15 during the fourth quarter of last year.

     We have made significant progress in preparing ourselves for the next phase of growth as a multi-product and multi-channel global company. We want to make sure we that have deep bench strength to leverage our product opportunities around the world.

     As announced yesterday, we are pleased to welcome Chris Roland as our Senior VP of Business Development and Corporate Strategy. Chris is a
     17 year industry veteran who has held leadership positions within Boston Scientific's Endoscopy division. We also welcome Ehud Har-Chen as our Senior VP of Human Resources. Ehud brings 30 years of HR executive experience at Motorola and Digital Equipment both in Israel and in Europe. In addition, Mark Gilreath has expanded his responsibilities to include product management and has now been promoted to Senior Vice President for Global Marketing.

     In order to better leverage our opportunities in the global market we created new senior positions in our marketing team focused on our product lines. Accordingly, we appointed Yoram Ashery as our Corporate VP of Colon Products. As you know, Yoram was formerly our Corporate VP of Business

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     Development and he is now charged with leading our efforts to bring our new
     PillCam COLON product to market as planned, and launch in the U.S. in 2007. Currently for this product we are conducting pilot studies in anticipation of the pivotal clinical trials that we expect to commence later this year.

     We also welcome Skip Ashmore as Corporate Vice President for Small Bowel Products. Skip was most recently VP of Sales and Marketing for Cryolife and has 15 years of healthcare industry experience. The first new product that Skip is preparing for product launch is our new AGILE patency capsule that we plan to launch this year in the United States following FDA clearance. The file was submitted at the end of last year to the FDA. Just to remind you, the AGILE patency capsule will allow gastroenterologists to establish patency of the small bowel in patients who are currently contraindicated due to suspected small bowel strictures or obstruction. This launch can significantly affect our drive to open another market - the monitoring of previously diagnosed Crohn's patients for mucosal healing and preventive therapy. There are currently about half a million patients with known Crohn's disease in the United States that we'd love to monitor.

     I'd now like to take a moment to review some recent highlights: In December we announced that we received clearance from the FDA to market RAPID 4. RAPID 4 is a powerful new tool that provides us with significant competitive advantage. The Automatic Viewing Mode has been upgraded and incorporates new algorithms that make the viewing process far more efficient. In addition, we have also upgraded the algorithms for the QuickView mode which allows fast preview of the video and highlights potentially interesting images such as pathology even before reviewing the full RAPID video. We have also added a unique feature to the software - a new RAPID Atlas - which allows the physician to compare suspicious images from the patient case being reviewed with validated and defined images of all different kinds of pathology in the database that we created. So you can see we continue to focus on reducing the time the gastroenterologist needs to make a definitive diagnosis and enhancing their confidence in their diagnosis.

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     On the reimbursement front in the United Stats, Tennessee Medicare Part B which is administered by CIGNA Government Services revised its capsule endoscopy coverage guidelines effectively making this a first line tool policy. Now it is true that this policy only covers 720,000 beneficiaries, but it is of interest because of three elements: First, this is another first line tool policy that states that patients with suspected Crohn's disease or and this is probably news, indeterminate colitis are not required to undergo any other diagnostic test or procedure before capsule endoscopy. Second, this policy has been expanded to include patients with iron deficiency anemia. And third, this is the first policy that provides coverage for irritable bowel syndrome and functional diarrhea.

     Following this announcement, 11 million people in the United States now have access to capsule endoscopy as a first line tool for small bowel disease.

     Also during the quarter, Empire Blue Cross Blue Shield in NY revised its capsule policy coverage guidelines to include patients with suspected Crohn's disease and patients with iron deficiency anemia. Empire BCBS serves approximately 4.8 million beneficiaries in New York.

     Following this announcement, we now have 209 million lives covered in the United States of which 180 million are covered for expanded indications.

     In Europe, the Ministry of Health of the Czech Republic issued a reimbursement policy for PillCam SB which provides reimbursement for approximately 7 million Czech citizens who are covered by the country's largest insurance company. The policy covers reimbursement of PillCam SB for suspected small bowel disease including bleeding, tumors and Inflammatory Bowel Disease following a negative gastroscopy or colonoscopy.

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     Following this announcement, we now have reimbursement globally for close to 350 million lives.

     We are continuing to work together with InScope to obtain reimbursement coverage for PillCam ESO. During the quarter, we submitted an application to the American Medical Association to request a new CPT code for PillCam ESO. If granted, we expect to have a specific CPT code for PillCam ESO procedures in January 2007 as planned. Meanwhile, a number of payers continue to reimburse for PillCam ESO procedures on a case by case basis.

     As you may have seen earlier today, we announced two peer-review articles that were published in Endoscopy confirming that PillCam ESO is comparable to upper endoscopy in detecting esophageal varices and portal hypertension in cirrhotic patients. One of the studies, a multi-center, multinational pilot study led by Dr. Glenn Eisen from Oregon Health and Science University, looked at 32 cirrhotic patients. PillCam ESO detected varices and signs of portal hypertension that matched the findings of upper endoscopy.

     The second study led by Professor Ponchon from France assessed 21 cirrhotic patients and found complete diagnostic agreement on the presence or absence of esophageal varices in 85% of the patients. Most importantly, sensitivity for large varices which required treatment was 100%.

     Both American and European societies recommend that cirrhotic patients be screened to detect esophageal varices and portal hypertension. Chronic liver disease results in 300,000 hospitalizations in the US each year so we do see this as a very interesting and attractive market to enter with our PillCam, ESO.

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     In Japan, we are gearing up with our distribution partner Suzuken to expand and train the sales force and we are developing marketing plans and materials in preparation for launch of our product as soon as PMDA clears the product to market.

     Actually, we had some significant activity in Japan in the fourth quarter. We had a booth at JDDW, the Japanese Digestive Disease Week and we co-sponsored together with Fujinon a joint satellite symposium to show the value of first diagnosing with a PillCam Small Bowel and then, if needed, following through with a Fujinon double balloon procedure. We had 900 gastroenterologists attending this event. So there is huge interest in PillCam in Japan.

     Additionally, we had a general meeting of our capsule endoscopy study group in Japan consisting of a number of the leading key opinion leaders. The CESG as it is called made a number of very important decisions. First, they endorsed the ICCE consensus that was published in Endoscopy and notified their endorsement to PMDA. Second, the CESG has now been incorporated officially into the Japanese Gastro Society. Third, the CESG completed and is publishing an economic outcomes study supporting the use of PillCam Small Bowel in patients with suspected small bowel disease. This will be a basic building block for our submission for reimbursement as soon as PMDA clearance comes through. Fourth, the CESG has completed the publication of a Japanese capsule endosocopy atlas which will be distributed to many leading key opinion leaders in Japan in a Japanese Gastro meeting this month.

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     Sales outside the U.S. for the quarter were flat and they grew from
     $5.4 million to $5.6 million in the fourth quarter. Behind these numbers there has been a 21% increase in PillCam sales that offset a significant reduction in sales of workstations in the quarter. The delay in sales of workstations in Q4 outside of the US was directly connected with the announcement of the launch of a competing Olympus product to the market. Even though product has not yet been delivered in any significant way by Olympus to the market, the announcement itself has forced all the hospitals to channel potential system purchases through a tender, which of course take longer for us to close.

     We are excited about ICCE 2006 which will take place in Boca Raton on March 6th and 7th. ICCE is now the third largest gastroenterology meeting in the United States, and we will be providing additional details in the coming weeks as to discussions coming out of ICCE and decisions.

     I would now like to provide you with guidance for our first quarter and full year of 2006.

     For the first quarter of 2006 we expect sales to be between $21 and $23 million and first quarter earnings on a pro forma basis to be in the range of $0.01 to $0.03 per share. Clearly, during Q1 we are going to see the effects of the significant investments we are making in growing our territory managers in the U.S. from 40 - 60, increasing our regional managers from 6 - 9, adding 2 area directors, expanding our senior management with a new senior VP HR and a new senior VP Business Development, as well as creating a new team of product managers. These additions are essential to drive our growth beyond $100 million in sales. However, the effort of training, of realigning the territories and of integrating such a large number of new managers will have an immediate effect on our costs and may actually slow down the growth in revenues in the first quarter.

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     But we do expect annual revenues to be in the $110 - $120 million range representing a 28% - 38% growth over 2005 revenues.

     We expect our earnings per share on a pro forma basis to be in the range of $0.35 to $0.45 based on about 30 million outstanding shares. This includes significant growth in our sales and marketing expenses as well as a marked increase in R & D expenses related especially to our pivotal trial for PillCam COLON.

     Operator, you can open the call for questions now.

OPERATOR: Thank you. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, star one if you have a question. We'll pause for just a moment.

     We'll go to Wade King with Montgomery & Company.

WADE KING: Hi, Gabi. Good morning. Can you hear me?

GAVRIEL MERON: Yes, Wade. Good morning.

WADE KING: Good morning. Thanks for the detail. Could you elaborate a little bit on the efforts to build up the sales group? It sounds like the numbers are going up by about 50 percent, you know, in the field, and then on top of the additional managers. Do you expect all these folks to be in place by the end of the first quarter, is that correct? And when do you think that they will be fully trained and productive in the field?

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GAVRIEL MERON: Yes, the director managers and the regional managers and the growth from 40 to 60, a significant portion of that has already been hired, trained in January. We had a kind of two-week boot camp for new trainees and then we had our national sales meeting. So the new people were in three weeks of training in January. And coming out of the national sales meeting we re-aligned the territories. So we're now going through the process of handshakes of territories and accounts. And the whole idea is to enable our territory managers, our TMs, to be far closer to their accounts. So we've reduced the number of accounts that they have to deal with so they can spend far more time in each account and create the change in behavior that we need to see in the gastroenterologists' clinics to have them schedule regularly utilization of capsule. The insurance is in place, the reimbursement is in place, the patients are in place. What needs to change now is their behavior. And to do that you really have to invest time in the clinic and teach them how to do that and make sure that all the processes support that changed behavior.

     So the first tranche the major tranche of new territory managers are already in place. They're now in the process of doing the handshakes and visiting all the customer base and reorganizing. And there will be a second tranche in February, though a smaller one, to bring us to those numbers. So clearly Q1 is going to be an organizational quarter where we're going to see, of course, all the expenses of this talented group of people and we're not yet going to see the effect of their talent reflected in the top-line as you can see from the guidance that we've been very cautious about in the first quarter because of this significant change that we're doing. But clearly the result of the significant change will allow us to go beyond the $100 million and far beyond. So we're building the infrastructure to enable us to grow the business in the direction that we want to see it grow.

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WADE KING: All right, thank you. Can I ask a second question, please, about the impact of option expensing going forward? You gave an expected range including options and then a reference point for excluding options. So is it fair to say that the - if you were to quantify the financial impact of options on a quarterly basis it would be between a million and a three quarters to $2 million a quarter? Is that a figure that you think is reliable, or do you care to comment on that?

GAVRIEL MERON: First of all, Wade, of course you can have a second question.
     We've missed your questions for a little while, so you can catch up. I will defer this question to Yuval, OK?

YUVAL YANAI: Hi. Good morning, Wade.

WADE KING: Good morning.

YUVAL YANAI: I think that the numbers that we are providing now are approximately $1.4 million to $1.5 million per quarter based on the grants of previous years. So if there will be additional grants, of course, they will further affect the U.S. GAAP results and we will announce the effect when it will come to you.

WADE KING: And does that also, if I may ask, include the impact of any restricted stock grants as well or do you plan to not use that as a means of compensation and incentives?

YUVAL YANAI: Well, at this point of time our existing option plans do not - do not allow for granting restricted shares. We - like other companies we consider this option also. And if we decide that this something may be implemented then we'll bring it to the shareholders meeting for approval.

WADE KING: OK, very good. And my last question actually relates to your ongoing efforts in Europe. And maybe, Gabi, you mentioned that it was slower than you had hoped, but you had also seen obviously - you'd seen more competition in the early going in the European market. I know you have a lot of challenges on

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     the market being fractionated and reimbursement, you know, being different country by country. But what do you think is the timing for possibly jump-starting the European efforts a little bit more aggressively going forward, please?

GAVRIEL MERON: Yes, there's no time like the present, you know, to answer that question. I mean, that's what we'd like to do to jump-start Europe. To jump-start is not an easy thing to do. You know? And we are seeing very interesting developments in the different markets, if it's in France or Italy, in the U.K. and in Germany. And I'm sure that we will see better performance in Europe this year. And as we get more major, I would say, reimbursement announcements, which we should be looking for, which is a French reimbursement announcement, a German reimbursement announcement - but either of them may not happen this year. But when they do happen then we will see a significant growth in utilization and sales in those countries. And until we see that I think that what we will be seeing is what we have forecasted.

WADE KING: OK, gentlemen. Thanks very much. Congratulations on the quarter.

GAVRIEL MERON: Thanks, Wade.

OPERATOR: We'll take our next question from Amit Hazan with SunTrust Robinson
     Humphrey.

AMIT HAZAN: Hi, good afternoon to you guys.

GAVRIEL MERON: Hi, Amit.

AMIT HAZAN: Just a few questions. First, maybe just on 2006 guidance if you can give us a little bit more clarity there with regard to a number of things. Number one, does it contemplate Japanese approval at some point during the year, the early part of the year. Number two, what kind of ESO expectations do you have, even

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     if you can give us anecdotal comment there. And, number three, does it include any litigation expense to the extent that there would be any with someone like an Olympus.

GAVRIEL MERON: Yuval, do you want to take that?

YUVAL YANAI: Yes. We'll start with the third point. It's obvious that people would think that we will budget an amount related to the potential litigation expenses. I don't think at this point of time we'll make any decision. We have - we are watching carefully the development into the market and Olympus penetration. But I don't think that at this point of time we should make any reference to this question.

AMIT HAZAN: And Japan and ESO?

GAVRIEL MERON: OK, Japan and ESO I will take. The litigation, we're not going to talk about that as you remember from previous calls. And we'll have to deal with that and announce things as they happen. With ESO expectations, taking it step by step backwards, ESO is a situation where we have a large number of gastroenterologists who have ESO and are ESO capable. And when you talk to them - and we do very often, as you know - the vast majority are saying that as soon as it's reimbursed they're willing to do one a day, which is a level of five a week, right. A significant utilization. But the key is reimbursement, and therefore what I would continue to urge is to wait for reimbursement announcements. Because before they happen we will not be able to provide significant insight into significant growth in that product. So therefore we haven't forecasted significant growth of ESO until we see the reimbursement announcement actually coming out. And that will have of course a positive effect.

     And in Japan, our expectation is that we are very close and far closer than we were before to getting a Japanese approval. As you could have understood from my description of what we're doing in Japan, we're gearing up towards the

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     launch of the product. And this is of course very important. And exactly our plans of how we're going to penetrate the Japanese market, I again will defer to the competitive issue and prefer not to go into those details. But what I have divulged earlier is the very clear sign of what we're doing there.

AMIT HAZAN: OK. And one quick follow-up on Japan, which is if the reimbursement were to come obviously now, when would be the first time - I'm sorry, if the approval were coming now, when would be the first time that you could get reimbursement in the Japanese market?

GAVRIEL MERON: Probably within a year, in less than a year.

AMIT HAZAN: OK. And then - and then just switching gears a little bit.
     Utilization in the U.S., obviously very nice improvement. Can you give us some color there on how much help your getting there from the non-GI bleeding indications. And then maybe a little bit further than that, give us an idea of what your thoughts are going forward as far as getting first-line reimbursement similar to Humana and now Tennessee this year. Are you surprised you haven't seen more of that thus far?

GAVRIEL MERON: The growth in utilization is clearly not from obscure bleeding.
     The obscure bleeding market we know is about 50,000 capsules a year. And of course we're far beyond that already in the United States, and the growth has come from the additional indications. And the additional growth that we expect will come from the additional indications. IDA is a very significant new group that is starting to open up as you notice, and suspected Crohn's of course is extraordinarily wide. With the patency capsule of course we will be able to move into the known Crohn's group of patients. So there is a lot of growth to see from that point on. First line tool is something that we're working very closely with a very large number of payers. It's a very difficult decision for them to take, and we're encouraging them to take that. We're encouraged when anyone of them

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     does do that transition and provide the PillCam as a first-line tool. If we care about our patients - and we do - then this is very significant for patient care, to allow a patient who has suspected small bowel disease to take a non-invasive test and to try to find a solution before going down the invasive route. We see this as very important and that's why we're highlighting it. We're focused on turning that around and getting bigger and bigger numbers, and I do expect this year that we will additional payers joining the bandwagon of first-line tool.

AMIT HAZAN: OK, perfect. And then just real quickly - and I apologize if I missed it - did you give - did you give the timeline for colon approval both in Europe and the U.S.?

GAVRIEL MERON: I think that - I'm not sure I gave it in that way, but what we have said in the past is that we do expect to launch - or present a product in Europe, which will be an approved product, before the end of this year, and then in 2007 we will launch an FDA-cleared product in the United States.

AMIT HAZAN: Great, thanks very much.

OPERATOR: We'll go next to Ed Shenkan with Needham & Company.

ED SHENKAN: Thanks, Gabi. Just a piggy-back on the colon question there. Could you tell us anything more about the number of patients in the pivotal study, how many sites, what the expected costs might be or anything incremental from what you've added, you know, three months ago.

GAVRIEL MERON: Ed, hi. Welcome back. It's good to have you back. Not yet. We're now doing - as I mentioned, we're now doing the initial trials, the pilot trials in order to define exactly the answer to that question. And the answer to that question will also be coordinated with FDA. So we don't want to jump the gun there and announce now something that we haven't coordinated yet with FDA.

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     So I would think that probably in the - in the next earnings call, and if not the next one the one after, we will be able to provide you with very clear details on that, but after they have been discussed with our colon advisory board and agreed with the FDA. So hold that question.

ED SHENKAN: And is it too early to tell if it's a 510K or PMA?

GAVRIEL MERON: Again, I don't want to jump the gun with FDA.

ED SHENKAN: OK.

GAVRIEL MERON: Let's have our discussion with FDA and an understanding before I divulge what I believe it is.

ED SHENKAN: Fair enough. And you mentioned that there would be some revenue impact this quarter due to adding the sale reps. Could you explain - you know, I guess what you're referring to is the sales reps' territories are re-aligned. So it's going to negatively impact sales in the short-term. Although it sounds like most sales reps are just going to have smaller territories. Can you just, you know, walk us through how you'll get through that and how long it takes?

GAVRIEL MERON: Yes, when I said lower sales, I think the sales that we guided to, not lower than what we guided to. So we guided to a level of sales that takes into consideration the fact that we've added or we're adding throughout this quarter. On the 40 that we had, 20 new TMs. But it's more than the 20 new TMs, because of course there are a few of the 40 that are not going to be with us. So it's a bit more than 20 new people. And we've re-aligned the territories geographically to meet a logical and rational division between 60 people, something that was previously divided by 40. Which means if you look at an 1,800 space you now have 30 accounts for the territory manager. Right? 1,800 divided by 60. So if you have 30 accounts now, the question is, this new

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     geography, how many of the accounts that I had before do I still have, how many do I have that are now in a slightly different territory. And in addition I have another 20 or 25 new people who have to be introduced to their installed base. Now, all of this takes time, and it takes away from selling time. So clearly we're not going to be able to see the benefit of having 50 percent more people in the field which should drive sales maybe 50 percent more. Right? You're not going to see that in Q1. Q1 is going to be training and transition. And hopefully in Q2 we'll start to see the fruits of that endeavor.

ED SHENKAN: And to follow up. In the United States you had approximately 176 work stations in the quarter and 189 the year-ago quarter. So it's down slightly. Is that because customers in the U.S. are also, you know, frozen a little bit on - because of Olympus, or what do you attribute it to in the fourth quarter?

GAVRIEL MERON: I think the - first of all, I don't think it's anything to do with Olympus. Olympus has not yet announced marketing in the U.S. - in the U.S. You know, and until we have FDA clearance you're not allowed to pre-market a product. So in general we're not seeing that. The reduction is not very significant. If you have the same number of people they have the same workload. And actually their workload was increased significantly because as they sold more and more work stations the number of accounts that they had to handle grew significantly compared to a year - 12 months earlier. So our territory managers were finding themselves with much more on their hands, pushing to increase utilization, which I have already said means sitting with the account in a sustained way, which also utilizes their time in a far more significant way. So to achieve the work station sales that we achieved together with increasing capsule utilization shows the tremendous effort done by our sales force in Q4. And they did a terrific job. They managed to balance both, and I think that really is formidable. But we believe that if we want to grow for the stage we have to have more people out there to enable to balance what we're doing in a far better way.

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ED SHENKAN: And, Gabi, for work stations in '06, are you expecting more units in the USA than you had in '05? And similarly, you know, rest of world, would you have more units in '06 than '05?

GAVRIEL MERON: Yes. And we do expect that with more people in the field and with the smaller territories we should be able to expand also the footprint together with expanding the utilization, in both directions.

ED SHENKAN: And the last question and I'll get back in queue. Was there any sales reps - or what type of sales rep turnover did you have in the fourth quarter, you know, or in the last month or so?

GAVRIEL MERON: Well, in the fourth quarter there was, as you can expect - the cycle of sale reps is - you know, when they get their annual commissions that's when they start moving around. And we have that as well. We have re-profiled the type of person who can succeed in this type of environment and to achieve both significant growth and utilization, and in parallel to creating the relationships in new accounts, and also taking the - strategizing how to work into a territory and maximizing our revenue from that territory. So the profile has slightly changed. And don't forget, if we add the 40 people ((inaudible)) let's say, from 35 we added 25 - that's a significant change in the mix. And many of the 35 that we have as a base moving on from last year to this year are people that joined the company also during the last year, which are a profile of people with more experience in the health care business from the major companies.

ED SHENKAN: I'll get back in queue.

OPERATOR: We'll go next to Anthony Vendetti, with Maxim Group.

ANTHONY VENDETTI: Thanks. I was wondering if you could talk a little bit about the discounting in terms of the systems in conjunction with the capsules for the ESO.

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     Is that - is that finished? And then if you could talk about system sales and where you expect that to go in '06. It was down a little bit year over year fourth quarter to fourth quarter.

GAVRIEL MERON: Thanks for the question, Anthony. What discounting are you talking about?

ANTHONY VENDETTI: The discounting that was being offered in the beginning of - in the beginning of '05 when you were first launching the ESO capsule. You were offering a discount with the data recorder. Is that - is that completed, and what kind of promotions, if any, are you doing with InScope right now?

GAVRIEL MERON: Oh, OK, thanks for the question. Yes, that was a promotion that we started in Q4 of 2004, actually. When we received the FDA clearance for the product there was a promotion. And thanks for reminding us of that, which was completed on March 31, '05. So that promotion doesn't exist anymore.

ANTHONY VENDETTI: Any other promotions or...

GAVRIEL MERON: We may have additional promotions in the future, but at the moment nothing that I can talk about.

ANTHONY VENDETTI: OK and the system sales?

GAVRIEL MERON: Yes, system sales. What was the question about the systems?

ANTHONY VENDETTI: The system sales were I think you said in the press release down six percent year over year. I was just wondering if you - if you had kind of a gauge of where you thought that that would be in '06.

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

GAVRIEL MERON: Yes. The system sales - I think I expanded on that with Ed
     Shenkan's question before. The system sales, we had the same number of sales from the beginning of the year to the end of the year trying to work on both things together, which is expand the footprint, deal with a - an expanding installed base, which they - which they have, because they sold systems, they kept increasing the number of customers that they have to deal with and we hadn't increased the number of sales reps throughout the whole year. And in addition to that we of course took the task of significantly affecting utilization. So we have to balance moving forward the increase in utilization in the accounts, spending far more time in the accounts, and teaching everyone of the new efficiencies of RAPID Four and - which will enable doctors now to increase their utilization and to introduce the utilization of the - of our PillCam into their weekly and daily routines. So that is an effort that requires a lot of sustained time in the accounts. In addition, of course we want to increase the footprint. And as you correctly asked, are we going to do that. And for sure we are. And the way we're going to do that is by increasing by 50 percent the number of people we have in the field, to give them less customer base and more opportunity to spend time with the current installed base, and also to develop their territory and to increase and expand the installed base for those gastroenterologists who up till now haven't yet made the decision to perform these procedures themselves. So those are the two tasks that we have and that's how we're going to plan to do that.

ANTHONY VENDETTI: Can you just quickly go over the time that it takes. I mean, I know in terms of reading - originally in terms of reading the digital images it was - it would take someone between half an hour and I guess for novices up to an hour. And now with the new technology you have, how fast can they read the digital images for the SB? And then if you could talk about - I would assume obviously the ESO with obviously the esophagus being much shorter than the small bowel would take less time. Can you talk about the length of time that it takes to do that?

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

GAVRIEL MERON: Yes. Actually the time it used to take to read it was about two hours, between one and a half to two hours. And we have significantly affected that. The new RAPID software can significantly achieve efficiencies in reading time. And our goal is of course to reduce the reading time to a period of time that is under 30 minutes, because
     30 minutes is the way gastroenterologists plan their days, in 30-minute pieces. So with RAPID Four we've had experience. And we haven't had huge experience yet, so I'd answer this probably more clearly in a year. But what we're seeing with the people who are using RAPID Four is that many of them are succeeding in reading and completing a study within that 30-minute frame time.

     The ESO procedure as you correctly said, of course the ESO procedure can take just a couple of minutes, maybe two or three minutes to review, and this is a very, very convenient procedure. A patient can come in, present with GERD symptoms, and the gastroenterologist pop a capsule now, you know, you can do it immediately and provide a definitive diagnosis of whether it should be prescription drugs or whether they actually need to have an EGD. And so this is a very, very powerful product because it will just require a few minutes of reading time from the gastroenterologist. So we do see that taking off significantly when reimbursement kicks in. And that is, as I said earlier, is the key.

ANTHONY VENDETTI: OK. And the capsule - the cost of the capsule is $400 -

GAVRIEL MERON: $450.

ANTHONY VENDETTI: $450.

GAVRIEL MERON: ((inaudible))

ANTHONY VENDETTI: For both the - for both the ESO and the SB, right?

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

GAVRIEL MERON: That's correct.

ANTHONY VENDETTI: OK.

GAVRIEL MERON: Thanks.

ANTHONY VENDETTI: All right. Thank you.

OPERATOR: We'll go next to Anthony Petrone with Maxim Group.

ANTHONY PETRONE: Thank you very much. Just back to the ESO. Once there's reimbursement - you mentioned that a number of GIs are prepared to go out there and use it. How many GIs, if you could specify, in the U.S. are ready to use the ESO and then maybe world-wide as well?

GAVRIEL MERON: How many are currently using it is the question?

ANTHONY PETRONE: Yes, how many - you said there's a number of GIs ready to use the ESO once they receive reimbursement in the U.S. How many would you say?

GAVRIEL MERON: Oh, OK. I'm talking in terms of having the hardware and software that will enable them to do that. And probably about half the installed base has that already, 800 or 900 accounts, which is a group of doctors that can very quickly embrace this technology and utilize it. So it's very different to a launch of a new product where you wait for reimbursement and when it comes you start selling it. In this case we have a pipeline of 800-900 gastroenterologists who theoretically could start using a PillCam and generate very, very fast growth in sales. Which at the moment, of course, we're not forecasting, because until we have those reimbursement announcements that isn't going to happen.

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

ANTHONY PETRONE: And the goal is for similar reimbursement as small bowel? I mean, is that really - or there's no way to tell?

GAVRIEL MERON: Well, the reimbursement for small bowel is on the average of about $1,400 from private insurers for that procedure. And that does make sense, because it's a procedure that requires the gastroenterologist to spend an intense period of time reviewing the images and making a - quite a difficult diagnosis. The time spent for ESO doesn't justify that level of reimbursement. We don't need that level of reimbursement to make this a worthwhile product for the gastroenterologist. I think that the reimbursement that we're seeing now - because there is reimbursement on a case-by-case basis and we have sold I think, what, about $5 million last year. And so those product were sold - they were not coming out of the pocket of the gastroenterologist, you realize that. These were paid for. And they were paid according to what gastroenterologists charge, which is similar to an EGD. So - because it is an equivalent procedure. And I think that they are very happy to get that reimbursement to cover that - the cost of the capsule and the cost of their time in such a patient.

ANTHONY PETRONE: And just one final question on the focus of the sales force. I know you're continuing to have the sales force focus on existing accounts. I know there's - you know, there's obviously probably some effort to that further penetration into the market. But why the focus on existing accounts as opposed to going further into the market? Is there a level of saturation that has been reached or - or if you could just make a quick comment on that.

GAVRIEL MERON: Yes, that's a great question. I think what I said before it's good that you asked, because I obviously didn't reinforce it, our goal is to do both. Our goal is to expand the footprint and in parallel expand the utilization in the accounts. And to do that you need to have more people, because you need to have a smaller territory to be able to achieve both. We're nowhere near saturation in work stations. We have about 26 percent penetration. So there's

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

     plenty more to go and plenty more to achieve on that front. And in addition to that - don't forget that in our eyes every gastroenterologist in the United States who does an upper GI EGD and who does a colonoscopy will have
     - it's unquestionable - will have at the end of the day a Given system and a PillCam system. And we have to achieve that. That's our goal. And we're working on that. So, no, nowhere near saturation. Clearly we will be expanding our footprint. And why are we expanding the utilization in the current accounts was the question because we're nowhere near achieving the goal of saturation in PillCam utilization in the accounts. From our market research, just with the current reimbursement coverage, which as you know will be expanded further and further, we could see a level of five capsules per week per account. And at the moment we're at 1.4. So we do have room to grow there. And so this is significant, we have significant opportunity in the accounts and we have significant opportunity in expanding the footprint. And we plan to execute both.

     Thanks for your question.

OPERATOR: Thank you. And as a reminder, please limit yourself to one question and one follow-up question. We'll take our next question from Yair Reiner.

YAIR REINER: Just a couple of questions on the - on the guidance for the year.
     First of all, does your current guidance include any expectation for ESO reimbursement and the ramp in those sales?

GAVRIEL MERON: Could you repeat that question, sorry.

YAIR REINER: Does your current guidance - top-line guidance for 2006, does it presuppose ESO reimbursement and any kind of significant ramp in ESO sales in 2006?

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

GAVRIEL MERON: It doesn't presuppose massive reimbursement. What we do expect to see are some announcements on reimbursement as we saw in the small bowel as it progressed. But we will see one after the other trickling in through the year. We do have of course an increase in the ESO sales, but not a significant ramp up of that product yet.

YAIR REINER: Very good. My other question is clearly there's a higher concentration now on selling capsules rather than work stations. But for kind of modeling purposes, if we look to the end of 2006 what do you think your installed base needs to be at in order for you to reach your guidance? What does your footprint need to reach, you know, 12 months from now?

GAVRIEL MERON: I don't think we're providing guidance at the level of product at this time. I don't think we ever have and I don't think we're going to start doing that now.

OPERATOR: We'll go next to Sergey Vastchenok, with CIBC.

SERGEY VASTCHENOK: Hi, guys. I just wanted to ask a question on the COLON developments. Can you just specify what you expect to see there in terms of clinical trials and when the submission to FDA is expected.

GAVRIEL MERON: Can you repeat the end of the question?

SERGEY VASTCHENOK: The submission to FDA, and the marketing, starting marketing.

GAVRIEL MERON: Yes. What we have said, I can't think beyond that, is that currently we are in pilot trials. We do expect to commence the pivotal trials during this year. And the expectation is to be able to show a product in Europe and launch it towards the end of this year and to launch a product in the United States in 2007. But beyond that, specific dates and program milestones we haven't disclosed or

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

     divulged. And we haven't also disclosed any technical information about this product. Again, all for competitive reasons. And you should understand why we would hold that back.

SERGEY VASTCHENOK: OK. And the reimbursement procedure you expect to be the same like ESO capsule?

GAVRIEL MERON: The reimbursement procedure for any medical device is quite similar. It's quite similar. What you have to do is provide published peer review clinical trials and present that to payers, and only based on those will they make a decision. We announced just today, for example, for the ESO, for the varices two papers published in "Endoscopy" that support the use of PillCam ESO for the monitoring of patients, cirrhotic patients, monitoring of their varices. This of course is something very important that enables us now to go with those papers to payers and say, look, there is published peer review papers, you have a basis on which to make your decision to pay for this product. That would be the same for every new product whether it be for patency, whether it be for COLON or any other product we may come out to market with in the future. You have to have published clinical trials before you can get a serious discussion with payers about incorporating a new procedure into their payment path.

SERGEY VASTCHENOK: OK and the last question regarding that. Have you been approached by bigger companies in medical devices with an interest to COLON product?

GAVRIEL MERON: If they have an interest in the COLON product, meaning?

SERGEY VASTCHENOK: Meaning strategic partnership like you did with Johnson &
     Johnson in ESO field.

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

GAVRIEL MERON: I understand. OK. On the strategic partnerships, before we can announce anything we will never be able to respond or comment. So I have to decline to respond to that question.

OPERATOR: We'll go next to Caroline Corner with Montgomery & Company.

CAROLINE CORNER: Hello, gentlemen.

GAVRIEL MERON: Hello.

CAROLINE CORNER: My question relates to Olympus. Since their rolling out in the EU and Japan, I'm just wondering if you have any insights onto their reimbursement efforts. I know them rolling out presents somewhat of a challenge to Given, but I'm wondering if there's any evidence that you could possibly piggy-back on their reimbursement efforts, particularly as they move into the EU markets.

GAVRIEL MERON: Yes, I think they are very far and detached from any reimbursement activity in Europe. They haven't launched in Japan. I think you said they have. They have not. But they have launched in Europe. And I think that the way the land lays is that we are believers in capsule endoscopy, we're leading that industry, we're leading the front of reimbursement. And they will try to piggy-back on that. I'm not sure that we will let them do that.

CAROLINE CORNER: OK. So any reimbursement that you were to get - is it reimbursement for capsule endoscopy across the board or is it product-specific in Europe?

GAVRIEL MERON: No, no, it's - it's procedure-specific and not brand-specific.

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

CAROLINE CORNER: OK. OK. Thank you. And I was also wondering, can you give me any insights regarding - I don't know what you can talk about particularly
     - but the Mayo Clinic head-to-head regarding Olympus versus PillCam? Can you give me any information on that regarding, you know, whether it's small bowel, what the metrics are, and when data is expected from that.

GAVRIEL MERON: Yes, I - this is an Olympus trial that you're asking about, it's not a Given-sponsored trial, and I really think that I can't comment on an Olympus-sponsored trial before they comment on it and they analyze results and they publish them even if I were to know anything about it. So I can't answer that question.

     However, I can tell you that our RAPID Four from what we've seen in the market is by far, by far better than anything Olympus is offering on the market.

OPERATOR: And due to time restraints that concludes the question and answer session today. At this time I'd like to turn the conference back over for any additional or closing remarks.

GAVRIEL MERON: Thanks to all participating in today's call. I'd like to remind everyone that we will be presenting today at the Merrill Lynch Health Care Conference. And Given's presentations will be webcast. We'll begin at 4:00 p.m. Eastern Time. Thank you, everyone.

OPERATOR: Thank you, everyone. That concludes today's conference. You may now disconnect.

                                       END

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